SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

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NEW YORK 10036-6522

TEL: (212) 735-3000

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www.skadden.com

March 2, 2020

BY HAND AND EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:     Jeff N. Kauten

Re:	Duck Creek Technologies, Inc.
Draft Registration Statement on Form S-1
CIK No. 0001160951

Dear Mr. Kauten:

On behalf of our client, Duck Creek Technologies, Inc., a Delaware corporation (the “Company”), we hereby provide responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 26, 2020 (the “Comment Letter”) with respect to the amendment to the above-referenced Draft Registration Statement on Form S-1 (as amended from time to time, the “Registration Statement”) confidentially submitted to the Commission on February 20, 2020.

Concurrently with the submission of this letter, the Company is confidentially submitting, through the Commission’s Electronic Data Gathering, Analysis and Retrieval system, an amendment to the Registration Statement (the “Amendment”) in response to the Staff’s comments and to reflect certain other changes. For the Staff’s convenience, we will also deliver four copies of the Amendment marked to show changes from the amendment to the Registration Statement confidentially submitted to the Commission on February 20, 2020.

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Amendment. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Amendment.

Mr. Jeff N. Kauten

Securities and Exchange Commission

March 2, 2020

Amendment No. 2 to Draft Registration Statement on Form S-1

Capitalization, page 55

1.

We note from your disclosure on page 59 that you intend to use proceeds from the offering to repay your outstanding revolving credit facility balance. Please revise the introductory bullets for the capitalization table to reflect the repayment. Also revise the use of proceeds disclosure on page 53 to specify the amount of proceeds you intend to use to repay the credit facility.

In response to the Staff’s comment, on page 57 of the Amendment the Company has edited the introductory bullets for the capitalization table to reflect the repayment. Additionally, on page 55 of the Amendment the Company has revised the use of proceeds disclosure to specify the amount of proceeds it intends to use to repay the credit facility.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Other Financial Data and Key Metrics, page 70

2.

For each non-GAAP measure presented in this section, revise to disclose the most directly comparable GAAP measure with greater prominence. Refer to Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.

In response to the Staff’s comment, on pages 84 and 85 of the Amendment the Company has disclosed the most directly comparable GAAP measure for each non-GAAP measure presented in the section and moved the non-GAAP disclosure in this section to pages 84 and 85 of the Amendment.

Disco Topco Holdings (Cayman), L.P.

Notes to Unaudited Consolidated Interim Financial Statements

Note 12. Share-Based Compensation, page F-59

3.

We note your disclosure on page F-61 regarding the Class D and Phantom Units granted in December 2019. It appears that these units had a fair value of approximately $0.18 per unit. Please explain why the fair value of these units has declined compared to the units granted earlier in 2019 at $0.32 per unit as disclosed on page F-37.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that on page F-37 of the Amendment it has corrected the weighted average grant date fair values for both Class D and Phantom Units issued in fiscal 2018 and 2019 to $0.14 and $0.13, respectively. Both of these amounts ($0.14 and $0.13) are supported by contemporaneous third-party valuations and such changes follow the identification of an error in the methodology used by the Company’s third-party valuation firm. The error identified did not materially impact share-based compensation expense recorded in any period presented.

In light of the revisions noted above, the weighted average grant date fair value of Class D and Phantom Units has actually increased from $0.13 in fiscal 2019 to $0.18 when the new Class D and Phantom Units were granted in December 2019 (i.e., the second quarter of fiscal 2020). The increase in fair value is due to percentage increases in the equity value of the Company in excess of percentage increases in equity units issued.

4.	Please explain why the weighted average grant date fair value of the Nonvested Class D units and Phantom Units as of August 31, 2019 disclosed here differs from the amounts disclosed on page F-37.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, based on the Company’s response to comment 3 above, the weighted average grant date fair value of nonvested Class D Units and Phantom Units as of August 31, 2019 as disclosed in Note 14 on page F-37 of the consolidated financial statements will be revised to $0.17 and $0.16, respectively. These revised amounts will now be in alignment with the amounts disclosed in Note 12 on page F-59 of the unaudited consolidated interim financial statements.

Should any member of the Staff have any questions or comments concerning this filing or the materials submitted herewith, or desire any further information or clarification in respect of the Amendment, please do not hesitate to contact the undersigned at (212) 735-3259.

Mr. Jeff N. Kauten

Securities and Exchange Commission

March 2, 2020

Sincerely,

/s/ Michael J. Zeidel
Michael J. Zeidel

cc:	Kathleen Krebs, Securities and Exchange Commission
Eiko Yaoita Pyles, Securities and Exchange Commission
Christine Dietz, Securities and Exchange Commission
Michael Jackowski, Chief Executive Officer, Duck Creek Technologies, Inc.
Arthur D. Robinson, Simpson Thacher & Bartlett LLP
Xiaohui (Hui) Lin, Simpson Thacher & Bartlett LLP